Exhibit 12

GMAC INC.

RATIO OF EARNINGS TO FIXED CHARGES

	Six months ended June 30,
($ in millions)	2009	2008
Earnings
Consolidated net loss	$(4,578)	$(3,071)
Income tax benefit	990	192
Equity-method investee distribution	—	60
Equity-method investee (earnings) loss	(1)	53
Minority interest expense	1	1

Consolidated loss before income taxes and loss from equity investees	(3,588)	(2,765)
Fixed charges	4,236	6,099

Earnings available for fixed charges	648	3,334
Fixed charges
Interest, discount, and issuance expense on debt	4,210	6,064
Portion of rentals representative of the interest factor	26	35

Total fixed charges	4,236	6,099
Preferred dividend requirements	355	—

Total fixed charges and preferred dividend requirements	$4,591	$6,099
Ratio of earnings to fixed charges (a)	0.15	0.55
Ratio of earnings to fixed charges and preferred dividend requirements (b)	0.14	0.55

(a)	The ratio indicates a less than one-to-one coverage for the six months ended June 30, 2009 and 2008. Earnings available for fixed charges for the six months ended June 30, 2009 and 2008, were inadequate to cover total fixed charges. The deficit amount for the ratio was $3,588 million and $2,765 million for the six months ended June 30, 2009 and 2008, respectively.
(b)	The ratio indicates a less than one-to-one coverage for the six months ended June 30, 2009 and 2008. Earnings available for fixed charges and preferred dividend requirements for the six months ended June 30, 2009 and 2008, were inadequate to cover total fixed charges and preferred dividend requirements. The deficit amount for the ratio was $3,943 million and $2,765 million for the six months ended June 30, 2009 and 2008, respectively.